PRIMERO CONFIRMS DELISTING FROM THE AUSTRALIAN SECURITIES EXCHANGE (“ASX”)

Toronto, Ontario, December 30, 2013 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) today confirmed that it has been removed from the official list of ASX Limited as of the close of trading on December 30, 2013, at the request of the Company in accordance with listing rule 17.11. The common shares of Primero will continue to be listed on the Toronto Stock Exchange (“TSX”) under the symbol “P” and on the New York Stock Exchange (“NYSE”) under the symbol “PPP”.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and 100% of the Cerro del Gallo gold-silver-copper development project in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com